2006
Is today the day you start saving?

CommonwealthBank

Commonwealth Bank of Australia ACN 123 123 124

NOTICE OF MEETING 2006

HOW TO GET THERE

Parkside Auditorium
Commonwealth Bank
Annual General Meeting
Carpark Entry
Powerhouse Museum
Exhibition Centre
Hall 1
Hall 2
Hall 3
Hall 4
Hall 5
Entertainment Centre Car Park
Entertainment Centre
Tumbalong Park
Chinese Gardens
Darling Walk
Convention Centre Bayside
Northern Entrance
Eastern Entrance
Novotel Hotel
Ibis Hotel
Mercure Hotel
Harbourside Shopping Centre
Cockle Bay
To Sydney City
Cockle Bay Wharf
Pyrmont Bridge
To Chinatown
Darling Drive
Harris Street
Pyrmont Street
Sussex Street
Parking
Freeway Exit
Suggested Travel Route
Metro Monorail Stop
Metro Lightrail Stop

2 **How to get there**

3 **Letter to Shareholders**

6 **Explanatory Memorandum**

CHAIRMAN’S LETTER
15 September 2006
Dear Shareholder
I am writing to invite you, as a shareholder in Commonwealth Bank of Australia, to attend the Annual General Meeting on Friday, 3 November 2006.
The meeting will be held at Parkside Auditorium, Sydney Convention and Exhibition Centre, Darling Harbour, Sydney. A map is shown on the opposite page.
The meeting will begin at 11.00 am, with registration available from 10.00 am.
A Form of Proxy is included in this information pack. The Form of Proxy contains a barcode to assist with the registration process at the meeting. If you attend the meeting, please bring this barcoded form with you. If you are not attending the meeting, please complete and return the Form of Proxy in the return envelope in sufficient time so that it reaches the Share Registrar, Link Market Services Limited, by 11.00 am on Wednesday, 1 November 2006. Alternatively, the Form of Proxy can be lodged in accordance with the instructions in the notice of meeting.
We have enclosed a form for those who cannot attend the meeting but would like to submit questions on any shareholder matters that may be relevant to the Annual General Meeting. I invite you to submit any questions you may have on this enclosed form and return it with the Form of Proxy. While time will undoubtedly not permit me to address all the questions submitted, I will endeavour to address as many of the more frequently raised shareholder matters during the course of the Annual General Meeting.
A live webcast of the presentation will be broadcast on the Bank’s website through the Shareholder Centre at http://www.commbank.com.au/shareholder/annualgeneralmeeting. An archive of the webcast will be available at the same web address within a day. This will enable you to hear or read the responses to the questions raised on the returned forms and during the meeting.
Any body corporate holder of Commonwealth Bank shares, or any body corporate appointed as a proxy, wishing to appoint a person to act as its representative at the meeting may do so by providing that person with a letter, executed in accordance with the body corporate’s constitution, authorising him or her as the body corporate’s representative.
The Notice of Meeting commences on page 4, listing the items to be considered at the meeting. Background information on items 2 and 3 is contained in the Explanatory Memorandum on pages 6 to 10.
Resolution 3 is a non-binding resolution that shareholders adopt the Remuneration Report which is contained on pages 49 to 68 in the full Annual Report and on pages 31 to 50 of the concise Annual Report. I would encourage you to review the detailed account of the Bank’s remuneration policy as set out in this report.
Commonwealth Bank Directors and Senior Executives would also like to extend an invitation to shareholders to join them in enjoying light refreshments after the meeting.
Yours sincerely
John Schubert
Chairman
Notice of Meeting 3

2006 AGM — NOTICE OF MEETING
Commonwealth Bank of Australia ACN 123 123 124
Meeting to be held on Friday, 3 November 2006, commencing at 11.00 am at Parkside Auditorium, Sydney Convention and Exhibition Centre, Darling Harbour, Sydney.
1. Discussion of Financial Statements
To discuss the financial report, the Directors’ report and the auditor’s report for the year ended 30 June 2006.
2. Election of Directors
In accordance with Articles 11.1 and 11.2 of the Constitution of Commonwealth Bank of Australia:
(a)	Ms S C Kay retires and, being eligible, offers herself for re-election;

(b)	Mr W G Kent retires and, being eligible, offers himself for re-election;

(c)	Mr F D Ryan retires and, being eligible, offers himself for re-election.
In accordance with Article 11.4(b) of the Constitution of Commonwealth Bank of Australia:
(d)	Mr D J Turner retires and, being eligible, offers himself for re-election;

(e)	Mrs J S Hemstritch retires and, being eligible, offers herself for re-election.
Information about the candidates seeking re-election appears in the Explanatory Memorandum.
3. Remuneration Report
To adopt the Remuneration Report for the year ended 30 June 2006.
APPOINTMENT OF PROXY
If you are a shareholder and are unable to attend and vote at the Annual General Meeting of Commonwealth Bank of Australia on 3 November 2006, you are entitled to appoint a proxy to attend and vote in your stead. A proxy need not be a shareholder. A proxy may be an individual or a body corporate.
If you are a shareholder entitled to cast two or more votes, you may appoint up to two proxies and may specify the proportion of voting rights or the number of votes each proxy is appointed to exercise.
If you wish to appoint an individual or a body corporate as your proxy, please complete and return the proxy form. The proxy form must be received by the Share Registrar, Link Market Services Limited at

4 Commonwealth Bank of Australia

Locked Bag A14 Sydney South NSW 1235 or by facsimile to (02) 9287 0309 in Australia or (61 2) 9287 0309 if you are overseas, by 11.00 am Wednesday, 1 November 2006. A return envelope is provided.
If you wish to submit your appointment of proxy and voting instructions electronically, visit the share registry website, www.linkmarketservices.com.au and follow the prompts and instructions. (You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is shown in the top right hand side of the proxy form). You must complete and submit your appointment and instructions so that they are received by 11.00 am on Wednesday, 1 November 2006.
If your appointment of a proxy is signed by an attorney, or in the case of a proxy submitted electronically, authenticated by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by the Share Registrar, Link Market Services Limited at Locked Bag A14 Sydney South NSW 1235 or by facsimile to (02) 9287 0309 in Australia or (61 2) 9287 0309 if you are overseas, by 11.00 am Wednesday, 1 November 2006.
Shareholders appointing a proxy to vote on their behalf are encouraged to utilise their capacity to direct the proxy to vote “For” or “Against” on each resolution, rather than providing open proxies.
If you appoint the Chairman of the Annual General Meeting as your proxy and do not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for you, in favour of the resolutions.
DETERMINATION OF SHAREHOLDERS’ RIGHT TO VOTE
For the purposes of the meeting, those shareholders holding shares at 7.00 pm on Wednesday, 1 November 2006 will be voting members for the meeting.
By order of the Board
J D Hatton
Secretary
15 September 2006
Notice of Meeting 5

EXPLANATORY MEMORANDUM
AGENDA ITEM 2:
ELECTION OF DIRECTORS
Pursuant to Articles 11.1 and 11.2 of the Bank’s Constitution, Ms S C Kay, Mr W G Kent and Mr F D Ryan will retire at the Annual General Meeting and offer themselves for re-election. These Directors were last re-elected in 2003. Mr D Turner was appointed to the Board with effect from 1 August 2006. Mrs J Hemstritch has been appointed to the Board with effect from 9 October 2006. Pursuant to Article 11.4(b), Mr D Turner and Mrs J Hemstritch will hold office until this Annual General Meeting. They will then retire and offer themselves for re-election.
Details of the candidates are as follows:

6 Commonwealth Bank of Australia

Carolyn Kay
Carolyn Kay has been a member of the Board since March 2003. She is an independent, non-executive Director and is a member of the Risk and People & Remuneration Committees.
Ms Kay holds degrees in Law and Arts and a Graduate Diploma in Management. She was a senior executive at Morgan Stanley in London and Melbourne for 10 years and prior to that she worked in international banking and finance both as a lawyer and banker in London, New York and Melbourne.
Ms Kay is a Director of Symbion Health Limited and Brambles Industries Limited and Brambles Industries plc. She is also a Fellow of the Australian Institute of Company Directors, an External Member of the Board of Allens Arthur Robinson and a Director of the Starlight Foundation.
Ms Kay brings to the Board considerable experience in international finance from an extensive career as a banker and lawyer.
Carolyn is a resident of New South Wales and is aged 44.
Warwick Kent, AO
Warwick Kent has been a member of the Board since June 2000. He is an independent, non-executive Director and is a member of the Risk and Audit Committees.
Mr Kent was previously a Director of Colonial Limited (appointed 1998). He was Managing Director and Chief Executive officer of BankWest until his retirement in 1997. Prior to joining BankWest, he had a long and distinguished career with Westpac Banking Corporation.
Mr Kent is Chairman of Coventry Group Limited and West Australian Newspapers Holdings Limited and a Director of Hoyts Corporation Pty Ltd. He is also a Trustee of the Walter and Eliza Hall Trust, Fellow of the Australian Institute of Company Directors, the Australian Society of CPAs and Chartered Institute of Company Secretaries and Senior Fellow of Finsia.
Mr Kent’s significant experience in banking, as a senior executive, Chief Executive officer and non-executive Director, make him a valuable contributor to the Board, in particular in areas relating to banking services and risk management.
Warwick is a resident of Western Australia and is aged 70.
Notice of Meeting 7

Fergus Ryan
Fergus Ryan has been a member of the Board since March 2000. He is an independent, non-executive Director and is Chairman of the Audit Committee and a member of the Risk Committee.
Mr Ryan was a senior partner of Arthur Andersen until his retirement in August 1999 after thirty three years with that firm including five years as Managing Partner Australasia. Until November 2002, he was Strategic Investment Co-ordinator and Major Projects Facilitator for the Commonwealth Government.
Mr Ryan is a Member of the Prime Minister’s Community Business Partnership and Chairman of the Partnership Sub-Committee on Corporate Social Responsibility. He is also Director of Australian Foundation Investment Company Limited, Clayton Utz, National Australia Day Council, Deputy Chairman of the National Library of Australia, Patron of the Committee for Melbourne, Counsellor of the Pacific Institute and Chairman of the Special Committee for Mature Age Workers.
Mr Ryan brings to the Board extensive experience in accounting, audit, finance and risk management which is reflected in his Chairmanship of the Audit Committee. The Board has determined that he is an “Audit Committee financial expert” within the meaning of that term as described in the SEC rules.
Fergus is a resident of Victoria and is aged 63.
David turner
David Turner was appointed to the Board with effect from I August 2006. He is an independent, non-executive Director and is a member of the Risk Committee.
Mr Turner is Chief Executive officer of Brambles, having occupied that role since October 2003. He joined Brambles as Chief Financial officer in August 2001 having previously been Finance Director of GKN plc. He also served as a Director of Whitbread plc from December 2000 until March 2006.
Mr Turner is a Director of Brambles Enterprises Limited, Brambles Finance Limited, Brambles Industries Limited, Brambles Industries plc, Brambles Limited and CHEP International Inc. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
Mr Turner brings to the Board a wide range of skills and experience in finance, international business and governance as a CEo, CFo and non-executive Director.
David is a resident of New South Wales and is aged 61.

8 Commonwealth Bank of Australia

Jane Hemstritch
Jane Hemstritch was appointed to the Board with effect from 9 October 2006. She is an independent, non-executive Director and is a member of the Risk Committee.
Mrs Hemstritch is Managing Director — Asia Pacific, Accenture Limited, having been appointed to that role in November 2004. She is a member of Accenture’s global executive leadership team and oversees the management of Accenture’s business portfolio in Asia Pacific, spanning 12 countries and involving over 30,000 personnel. Mrs Hemstritch joined the company in 1982, became a partner in 1988 and has held several leadership roles within that organisation prior to being appointed to her current position.
Mrs Hemstritch holds a Bachelor of Science Degree in Biochemistry and Physiology and is a Fellow of the Institute of Chartered Accountants in Australia, a Fellow of the Institute of Chartered Accountants in England and Wales, a member of the Business Council of Australia and member of Chief Executive Women Inc.
Mrs Hemstritch has professional expertise in technology, communications, change management and accounting. She also has experience across the financial services, telecommunications, government, energy and manufacturing sectors and in business expansion in Asia.
Jane is a resident of Victoria and is aged 53.
Notice of Meeting 9

AGENDA ITEM 3
REMUNERATION REPORT
The Annual Report for the year ended 30 June 2006 contains a Remuneration Report (refer pages 49 to 68 of the full Annual Report and pages 31 to 50 of the concise Annual Report) which sets out the remuneration policy for the Bank and reports the remuneration arrangements in place for Key Management Personnel and other Executives.
The Corporations Act requires the agenda for an annual general meeting to include a resolution for the adoption of the Remuneration Report. The vote on the resolution is advisory only and is not binding on the Directors or the company.
A reasonable opportunity will be allowed to the shareholders as a whole for questions and comments on the Remuneration Report.
10 Commonwealth Bank of Australia

www.commbank.com.au